September 15, 2016

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E., Mail Stop 4628

Washington, D.C. 20549

Attention:	Anuja A. Majmudar

RE:	Registration Statement on Form S-1

File No. 333-212477

Dear Ms. Majmudar:

Reference is made to the letter request of Superior Drilling Products, Inc. (the “Company”) for acceleration of effectiveness of the above-captioned registration statement submitted to the U.S. Securities and Exchange Commission (the “Commission”) on September 14, 2016, pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Acceleration Request”).

The undersigned hereby respectfully requests that the Commission withdraw the Acceleration Request and that it not declare the above-captioned registration statement effective until such time as the Company shall request pursuant to a new request.

Superior Drilling Products, Inc.

/s/ Chris Cashion

Chris Cashion
Chief Financial Officer